UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: March 24, 2009
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___

TABLE OF CONTENTS

Item 1 — Information Contained in this Form 6-K Report
SIGNATURES
Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated March 24, 2009.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
Date: March 24, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit I

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY LNG PARTNERS ANNOUNCES
PUBLIC OFFERING OF 4,000,000 COMMON UNITS

     Hamilton, Bermuda, March 24, 2009 - Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) announced today that it plans to offer 4,000,000 common units representing limited partner interests in a public offering. Teekay LNG expects to grant the underwriters a 30-day option to purchase an additional 600,000 common units to cover over-allotments, if any. The Partnership expects to use the net proceeds from the public offering to repay amounts outstanding on one of its revolving credit facilities. The Partnership may reborrow the amounts it repays on the facility.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) and liquefied petroleum gas (LPG) shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of thirteen LNG carriers, one LPG carrier and eight Suezmax class crude oil tankers.
Teekay LNG’s common units trade on the New York Stock Exchange under the symbol “TGP”.
The joint book running managers for this offering are Citi, Morgan Stanley and UBS Investment Bank.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY, 11220; phone: (718) 765-6732; Morgan Stanley & Co. Incorporated, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014-4606, phone: 1-866-718-1649, email: prospectus@morganstanley.com; or UBS Investment Bank, Attn: Prospectus Dept, 299 Park Avenue, New York, NY 10171, Tel: 888-827-7275.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-4740
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
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